UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Hill, Bonnie G.
   100 Crystal A Drive


   Hershey, PA  17033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                  10/01/01    A        154.6310      A                              D  Direct
Common Stock                                  12/31/01    J        16.0001       A  $0.00000 (1) 1,248.8038     D  Direct
Common Stock                                                                                     150.0000       I  by Trust

Table II (PART 1) Derivative Securitites Acquired, Disposed of, or Beneficially
Owned (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Common Stock Equivalents (2)                   12/15/01 (3)   J         283.7940

Table II (PART 2) Derivative Securitites Acquired, Disposed of, or Beneficially
Owned (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Common Stock Equivalents (2)   12/15/01  Common Stock                   283.7940      (4)         2,462.6990    D   Direct
                               (3)

Explanation of Responses:

(1)
These shares have been acquired from January 1, 2001 through December 31, 2001 pursuant to a Hershey Foods Dividend Reinvestment Plan. Shares were purchased quarterly at prices ranging from $61.71 to $69.32.
(2)
These units were acquired as dividends reinvested on units deferred previously under the Director's Compensation Plan and new deferrals of 2001 director's fees under the Plan; 40.767 units were reinvested dividends and 243.027 were deferrals of 2001 director's fees.
(3)
Reinvested dividends were acquired on 3/15/01, 6/15/01, 9/14/01 and 12/17/01; and 2001 deferred director's fees were credited on 5/1/01 and 12/15/01.
(4)
Units were acquired at various times throughout the year as noted in Footnote 3. These prices range from $59.77 to $66.16.

SIGNATURE OF REPORTING PERSON
/S/ Hill, Bonnie G.
DATE FEBRUARY 7, 2002